UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

(Commission File No. 001-38217)

Nightstar Therapeutics plc

(Translation of registrant’s name into English)

215 Euston Road

London NW1 2BE United Kingdom

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): __

EXHIBIT INDEX

Exhibit	Description
99.1	Unaudited Condensed Consolidated Financial Statements as of March 31, 2018 and December 31, 2017 and for the Three Months Ended March 31, 2018 and 2017

99.2	Management’s Discussion and Analysis for the Three Months Ended March 31, 2018 and 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

NIGHTSTAR THERAPEUTICS PLC

By:	/s/ David Fellows
Name:	David Fellows
Title:	Chief Executive Officer

Date: June 13, 2018

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